UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2024

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes  ☐  No  ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: February 20, 2024

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS
FOR THE FOURTH QUARTER AND FULL YEAR OF 2023

EXPECTS 30% YoY GROWTH IN THE FIRST QUARTER WITH RECORD REVENUE IN FY 2024

MIGDAL HAEMEK, Israel – February 20, 2024 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the fourth quarter and year ended December 31, 2023.

Highlights of the Fourth Quarter of 2023
•	Revenues of $88.7 million, an 8% increase year-over-year;
•	GAAP operating income of $17.2 million; non-GAAP operating income of $25.5 million, representing an operating margin of 19.4% and 28.7% respectively;
•	GAAP net income of $20.8 million and non-GAAP net income of $28.2 million;
•	Strong operating cash flow of $34.2 million; and
•	Completion of FRT metrology acquisition.

Highlights of the Full Year 2023
•	Revenues of $315.4 million, 1.7% below those of last year;
•	GAAP operating income of $65.4 million; non-GAAP operating income of $83.3 million; representing operating margins of 20.7% and 26.4%, respectively;
•	GAAP net income of $78.6 million; non-GAAP net income of $95.7 million; and
•	Operating cash flow of $79.3 million in 2023, which led to a year-end total cash, short-term and long-term deposits and marketable securities balance of $449 million.

Forward-Looking Expectations

Management expects revenues in the first quarter of 2024 between $93-95 million, representing a 30% mid-point increase over the first quarter of 2023, with further growth leading to a year of record revenue for Camtek.

Management Comment

Rafi Amit, Camtek’s CEO commented, “The high demand for high performance computing (HPC) was the main driver behind our record fourth quarter, bringing our full year 2023 revenues to $315 million. We received orders for close to 300 systems in the second half of 2023, which puts us in an excellent position going into 2024. This achievement was primarily due to our strong position with tier-1 customers that manufacture HBM (High Bandwidth Memory) and chiplet devices for AI applications. In addition, we have seen continued strong demand from our OSAT customers, driven by other advanced packaging applications.”

Continued Mr. Amit, “During the fourth quarter of 2023, we completed the acquisition of FRT and we are confident that this business will meet our expectations in 2024 and beyond. Looking ahead, we anticipate 2024 to be a record year for Camtek even without the contribution of FRT to our results.”

Fourth Quarter 2023 Financial Results

Revenues for the fourth quarter of 2023 were $88.7 million. This compares to fourth quarter 2022 revenues of $82.2 million, a year-over-year growth of 8%.

Gross profit on a GAAP basis in the quarter totaled $39.8 million (44.9% of revenues), compared to a gross profit of $39.9 million (48.6% of revenues) in the fourth quarter of 2022.
Gross profit on a non-GAAP basis in the quarter totaled $43.7 million (49.2% of revenues), up 9% compared to a gross profit of $40.2 million (49.0% of revenues) in the fourth quarter of 2022.

Operating profit on a GAAP basis in the quarter totaled $17.2 million (19.4% of revenues), compared to an operating profit of $20.5 million (24.9% of revenues) in the fourth quarter of 2022.
Operating profit on a non-GAAP basis in the quarter totaled $25.5 million (28.7% of revenues), an increase of 12% compared to $22.8 million (27.8% of revenues) in the fourth quarter of 2022.

Net income on a GAAP basis in the quarter totaled $20.8 million, or $0.42 per diluted share, compared to net income of $21.7 million, or $0.45 per diluted share, in the fourth quarter of 2022.
Net income on a non-GAAP basis in the quarter totaled $28.2 million, or $0.57 per diluted share, compared to a non-GAAP net income of $24.0 million, or $0.50 per diluted share, in the fourth quarter of 2022.

Full Year 2023 Results Summary

Revenues for 2022 were $315.4 million, compared to the $320.9 million reported in 2022, a slight decline of 1.7%.

Gross profit on a GAAP basis totaled $147.6 million (46.8% of revenues), compared to $159.9 million (49.8% of revenues) in 2022.
Gross profit on a non-GAAP basis totaled $152.7 million (48.4% of revenues), compared to $161.1 million (50.2% of revenues) in 2022.

Operating income on a GAAP basis totaled $65.4 million (20.7% of revenues), compared to operating income of $81.5 million (25.4% of revenues) in 2022.
Operating income on a non-GAAP basis totaled $83.3 million (26.4% of revenues), an increase of 20% compared to $92.0 million (28.7% of revenues) in 2022.

Net income on a GAAP basis totaled $78.6 million, or $1.61 per diluted share. This is compared to net income of $79.9 million, or $1.66 per diluted share, in 2022.
Net income on a non-GAAP basis totaled $95.7 million, or $1.96 per diluted share. This is an increase of 27% compared to net income of $90.5 million, or $1.88 per diluted share, in 2022.

Cash and cash equivalents, short-term and long-term deposits, and marketable securities, as of December 31, 2023, were $448.6 million compared to $478.7 million as of December 31, 2022 and $517.1 million as of September 30, 2023. During the fourth quarter, the Company generated an operating cash flow of $34.2 million.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on Tuesday, February 20, 2024, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call:

https://us06web.zoom.us/webinar/register/WN_bNKd27BfSJmYAcuLiB6DZQ

For those wishing to listen via phone, following registration, the dial in link will be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading high-end inspection and metrology equipment provider for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers in various phases of the production process of semiconductor devices, from front-end and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect and measures wafers for some of the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industry's leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to the effects of the evolving nature of the war situation in Israel, including in Gaza with the Hamas and in Lebanon with the Hezbollah and the related evolving regional conflict, including without limitation, the Houti attacks on marine vessels; the impact of war in Ukraine, rising inflation, rising interest rates, volatile exchange rates and commodities’ prices, ; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; anticipated trends and impacts related to industry component and substrate shortages and other supply chain challenges; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchase of our products; formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, including but not limited to changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice, and our ability to effectively address such global trade issues and changes;  the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea, some of which might be subject to the trade restrictions referred to above or involved in trade wars with countries which might impose such trade restrictions; changing industry and market trends; reduced demand for our products; potential adverse reactions or changes to business relationships resulting from the completion of the transaction with FRT, and ongoing or potential litigations or disputes, incidental to the conduct of FRT’s business and other risks related to the integration of FRT’s business into Camtek business; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and  (ii) acquisition related expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release. The results reported in this press-release are preliminary unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

 CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	December 31,	December 31,
	2023	2022
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	119,968	148,156
Short-term deposits	215,250	251,500
Marketable securities	18,816	-
Trade accounts receivable, net	87,300	80,611
Inventories	85,905	65,541
Other current assets	19,548	11,156
Total current assets	546,787	556,964

Long-term deposits	21,000	79,000
Marketable securities	73,576	-
Long-term inventory	9,023	5,357
Deferred tax asset, net	2,642	1,004
Other assets, net	1,370	1,024
Property, plant and equipment, net	41,987	33,141
Intangible assets, net	16,937	597
Goodwill	74,345	-
Total non- current assets	240,880	120,123
Total assets	787,667	677,087

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	42,187	31,667
Other current liabilities	54,487	56,833
Total current liabilities	96,674	88,500

Long-term liabilities
Deferred tax liabilities, net	7,541	-
Other long-term liabilities	10,473	8,748
Convertible notes	196,831	195,737
Total long-term liabilities	214,845	204,485
Total liabilities	311,519	292,985

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2023 and at December 31, 2022;
46,993,998 issued shares at December 31, 2023 and 46,505,318 at December 31, 2022;
44,901,622 shares outstanding at December 31, 2023 and 44,412,942 at December 31, 2022	176	175
Additional paid-in capital	200,389	187,105
Accumulated other comprehensive income	129	-
Retained earnings	277,352	198,720
	478,046	386,000
Treasury stock, at cost (2,092,376 as of December 31, 2023 and December 31, 2022)	(1,898)	(1,898)

Total shareholders' equity	476,148	384,102
Total liabilities and shareholders' equity	787,667	677,087

CAMTEK LTD. and its subsidiaries
Consolidated Statements of Income

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2023	2022	2023	2022
	U.S. dollars		U.S. dollars
Revenues	315,375	320,909	88,690	82,175
Cost of revenues	167,742	161,053	48,902	42,229

Gross profit	147,633	159,856	39,788	39,946

Research and development costs	31,470	28,859	8,042	6,684
Selling, general and administrative expense	50,751	49,499	14,527	12,801
	82,221	78,358	22,569	19,485

Operating income	65,412	81,498	17,219	20,461

Financial income, net	22,218	6,690	5,682	3,801

Income before income taxes	87,630	88,188	22,901	24,262

Income taxes expense	(8,998)	(8,239)	(2,111)	(2,589)

Net income	78,632	79,949	20,790	21,673

Net income per ordinary share:

	Year ended December 31,		Three Months ended December 31,
	2023	2022	2023	2022
	U.S. dollars		U.S. dollars

Basic net earnings	1.76	1.81	0.46	0.49

Diluted net earnings	1.61	1.66	0.42	0.45

Weighted average number of ordinary shares outstanding:

Basic	44,725	44,158	44,882	44,397

Diluted	48,863	48,229	49,149	48,332

CAMTEK LTD. and its subsidiaries
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2023	2022	2023	2022
	U.S. dollars		U.S. dollars

Reported net income attributable to Camtek Ltd. on GAAP basis	78,632	79,949	20,790	21,673
Acquisition of FRT related expenses (1)	4,550	-	4,550	-
Share-based compensation	12,525	10,523	2,868	2,371

Non-GAAP net income	95,707	90,472	28,208	24,044

Non–GAAP net income per diluted share	1.96	1.88	0.57	0.50

Gross margin on GAAP basis	46.8%	49.8%	44.9%	48.6%
Reported gross profit on GAAP basis	147,633	159,856	39,788	39,946

Acquisition of FRT related expenses (1)	3,492	-	3,492	-
Share-based compensation	1,591	1,217	395	295
Non-GAAP gross margin	48.4%	50.2%	49.2%	49.0%
Non-GAAP gross profit	152,716	161,073	43,675	40,241

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	65,412	81,498	17,219	20,461
Acquisition of FRT related expenses (1)	5,406	-	5,406	-
Share-based compensation	12,525	10,523	2,868	2,371
Non-GAAP operating income	83,343	92,021	25,493	22,832

(1) During the twelve months and three months ended December 31, 2024, the Company recorded acquisition expenses of $4.5 million for both periods, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $2.2 million, for both periods. This amount recorded under cost of revenues line item. (2) $0.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) Inventory write-off of $0.9 million recorded under costs of revenues line item. (4) $0.2 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (5) Acquisition expenses of $1.7 million recorded under general and administrative expenses line item. (6) $0.9 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.